Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a transcript of a conference that Don Shassian and David Whitehouse participated in on December 8, 2009.

C O R P O R A T E  P A R T I C I P A N T S

Don Shassian
Frontier Communications Corporation - EVP, CFO

David Whitehouse
Frontier Communications Corporation - SVP, Treasurer

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Batya Levi
UBS - Analyst

P R E S E N T A T I O N

Batya Levi - UBS - Analyst

Hi, everyone. If you can take your seats, we will get started now. Welcome to the 37th annual Global Media and Communications Conference. I am Batya Levi with the telecom team at UBS.

Our next speaker is Don Shassian, Executive Vice President and CFO of Frontier, joined by David Whitehouse, Senior Vice President and Treasurer. Don has served as the CFO since 2006. Prior to joining Frontier, he provided M&A consulting to companies, including AT&T, and was a CFO at SNET. We thank them for participating in our conference. We will first go through a presentation and then open it up for Q&A. Thanks.

Don Shassian - Frontier Communications Corporation - EVP, CFO

Thank you, Batya. Good morning, everyone. Thanks for joining us. I’ve got a presentation I’m going to walk through. The first half is going to talk about business as usual, and the second half is going to talk about the Verizon transaction.

As always, Safe Harbor statement. There is a lot of public materials out on Frontier Communications, 10-K, 10-Qs, proxy statements in connection with this transaction. I encourage you to please refer to those materials. I will also be talking about a couple of non-GAAP statements.

This presentation is on our website. You can see the reconciliations of GAAP to non-GAAP financials that is presented at the back of the presentation.

First, business as usual. Let me talk a little bit about our Company. For those of you who do not know who we are, we are an ILEC. We are essentially in about 24 states, about 285 counties. We operate ourselves in about 70 clusters. There are -- competition is pretty rich. There is about 70% of the households in our territory can get voice service from a cable company. That number has increased a number -- significantly the past couple of years. It has begun to slow down; as competition increases, it has been not as robust. You can see the numbers reflected on the chart on metrics through nine months and give you a perspective.

We are about 13 households per square mile. On one extreme, we have Rochester, New York, which is over 200 homes per square mile. In the other extreme, you have the Mojave Desert. And we are very excited about combining ourselves with Verizon properties as a nice, complementary footprint to us.

I’m going to talk about four items, customer experience, our network, we are all about execution and our balance sheet. First, on the customer experience, there is a lot of words on this page; there’s three little areas here. The first one on the left-hand side is “peace of mind” experience -- sort of important to point out.

This chart and this page is really about who we are. We try to leverage what we do by consolidating things. Where we can, we try to make decisions close to the customer. We’ve organized ourselves with the local managers in each of our 70 local markets. Those 70 managers make decisions closest to the customer.

So we don’t put our products out with a single price point and advertise nationally. We do things locally. Our pricing is local, our marketing is local, our distribution channel decisions are local, our focus on real estate agencies and the like in every local market are based on the input we get from the local manager.

We really try to leverage our employees in the marketplace, give them decision rights to make decisions on distribution. In some markets, it could be door-to-door. In others, it could be outbound telemarketing. Others, it could be a local newspaper. Other areas, it could be focusing on the high schools in that community, and really leverage those relationships.

We offer our customers two-hour appointment windows for high-speed installs, trying to differentiate our service, offering a more handholding local presence touch. We dispatch technicians for all high-speed installs. We discourage self-installs. Try to give more of a handholding local presence feel to the customer. Offer a broad array of products and services, both voice, data and video, in bundles, with varying discount levels.

On the right-hand side, if you’ve done some research on us, we’ve done some very innovative things on the marketing side. We offer price protection plans. We also offer aspirational gifts periodically. We’ve given away Dell PCs and Dell laptops and Dell Netbooks several times over the past number of years as ways of stimulating the market to move from cable competitors to us, to stimulate people who have not been able to afford a PC, be able to get it to them. We’ve done them strategically. We’ve seen some very good returns out of those, and we’ve been very successful with those.

Our networks to the local network, central offices outside plant, offering a variety of speeds and services. We build fiber to new home developments with about 25 homes or more. Fiber goes there all the time.

We offer varying speeds by loop length. Our loop length numbers you can see on the page here. About 41% of our customers by loop length basis could get 20 Megs, but we don’t necessarily offer that on an equipment basis, because our customers don’t need it today. Our customers really need 3 to 6 Meg only.

So this chart gives you -- on the top right shows you our speed availability that is marketed today. 91% of our households can get 1.5 Meg on speed, 67% can get 3 Meg and 41% can get 6. 14% marketed for 20 Meg. You can see our increase in high-speed customers continues to increase and our penetration continues to increase.

Again, we’ve designed our network for 20. We’ve built it for 3 to 6. We find that our customers need a 3 to 6 Meg experience. It is great for anything that we don’t have access to. The real key for us making sure that the pipe, the capacity throughout the day stays at that level and is not degraded at all throughout the year or throughout the day or throughout the month, as you will see with some other providers in this space.

The business is a very stable cash flow business. As you can see on this chart, we’ve got revenue, and then we have business shown here. You can see that revenue has been declining slightly, customer revenue from residential customers. Business has been essentially flat. Was growing for a number of quarters. It’s been flat for the past couple of quarters. ARPU continues to increase. So while you’re losing access lines and you’ve got to minimize the loss of residential lines, you’re trying to sell more and more products and services to grow the ARPU.

Businesses, we’ve been seeing -- with downsizing of employees, they’ve been decreasing their voice services with us. Not necessarily eliminating their relationship with us, but decreasing some services. We are continuing to put emphasis on the business side, increasing our approach to the business segment, increasing how to make further inroads in the business segment, because I think it is a significant area of growth for us if the economy does turn back and gets a better trajectory.

This slide gives you perspective on execution for us. It gives you comparison of us to a number of our peers. You can see that our loss of access lines in the top right chart has been improving the past couple of quarters. You can see that our monthly EBITDA per employee and our margins are the best in the industry. We run this business very lean, very focused on the customer, focused on what revenue services they want, delivering at the most cost-effective way, the lowest cost per gross add we can. We manage our back office very, very tightly.

The balance sheet perspective, we’ve always been very proactive in managing our balance sheet. We had a very large tower in 2011. We were planning to try to refinance that as we got [in advance] of 2011. And with the announce of the Verizon transaction, and which we will talk about in a second, that we do need to raise about $3 billion of debt, it is important that we lower that tower so that when we come out for that senior unsecured financing, people aren’t questioning what’s going to happen with your refinancing of the near-term maturities.

So in 2009, in April, we did a $600 million high-yield offering. We did an open market repurchase. We then did another $600 million offering in September. We did a tender offer. And we reduced that tower pretty significantly in 2011 to below $300 million. There is about $70 million of public debt and about $210 million of a term loan.

‘12 maturities are low. ‘13 is the another next tower, where we put ourselves in a much better position on the financings we need to do with Verizon.

We do have a revolver, a $250 million revolver. We do not use it for working capital purposes. We use our revolver for a rainy day perspective only. And we also have a policy of a minimum of $100 million of cash on hand at all times.

Let me flip over and talk about the Verizon transaction. There has been a number of presentations out there we’ve given. I’m not going to hit everything on these slides, but I’ll hit some of the highlights for you.

This is a very transformational transaction, as you well know. The key point on this slide is the middle one, improve the balance sheet strength and increases our financial and operational flexibility. We are significantly delevering with this transaction. It is a philosophical change for us. We are looking at putting ourselves at a 2.5 times leverage.

We are also decreasing our dividend, effective at closing, from $1.00 a share to $0.75 per share. That is to, again, increase the strength of the foundation of the business. It’s a much bigger business, much more debt, and a lot more refinancings that have to be done in the future, and we’re going to put ourselves in a position to be able to do those refinancings without any concerns.

Transaction summary, we essentially need to raise debt at the SpinCo level, and the cash will essentially be going to Verizon. And then the Verizon shareholders that will own a piece of SpinCo will exchange their shares for our shares.

As you can see in the middle column, if you were to use a stock price of $7.75, which shows you the number of shares being issued because of the firm equity value, you can see the cash, you can see the multiple there. And you can see the amount of debt that essentially is being put on SpinCo at 1.8 times, blending it with our leverage gets you a combined leverage that is down [2.6, 2.5], if you would. And that is the nature of the delevering for us.

There is a collar on the transaction. The equity value is a firm value of $5.247 billion, and it will be based on our average stock price 30 days prior to close, within a range of $7.00 to $8.50. If it is below that, it stays at $7.00; it is above that, it stays at $8.50.  So the higher the stock price, the less shares we are giving out.

This slide is a pro forma using 2008 data for Frontier and for SpinCo. It shows you the levels of leverage that is put on. As you saw in the prior chart, it shows you all the synergies as if they were set in 2008, and shows you the delevering that does happen, with this 2.6 before synergies, goes down to 2.2 off of 2008 numbers. Also shows you a payout ratio significantly below 50%. That is the nature of this.

Obviously, as we acquire this property and close in 2010, some of the metrics are a little bit lower than this, but it still is very, very significant delevering that is going to be occurring.

Transaction overview, a lot of this has already been put out, so I’m not going to go through all of this. I think cover some of the key points. We do need to do financing before close. We’ve got Maggie Wilderotter, our Chairman and CEO, will be the Chairman and CEO of this Company. Verizon will be able to delegate three members to the Board -- independent members, not Verizon Board members; but independent of both companies to be assigned to the Board.

There is both revenue opportunities here and there are cost savings. There is a very big revenue opportunity here I will show you in a second in terms of having a very positive impact on their access line losses, increasing high-speed penetration, LD penetration, etc., which we think has some very good opportunities as we implement our local go-to-market strategy.

Approval process, Hart-Scott-Rodino was done. Our shareholder approval is done. Verizon has to file for IRS ruling on the reverse Morris trust nature of that. They filed for that; they are waiting for rulings.

The FCC is still open. We have nine state PUC required approvals. Three are completed. One, Arizona, hearing was already done; we are waiting for the order this week or next week. There are five states that are open -- West Virginia, Ohio, Illinois, Oregon and Washington. All of those hearings are this month and next month. Oregon was last week. Ohio is today. Washington State is next week. Illinois and West Virginia are in January.

I will say that each of the commissions, staff and interveners are doing what they all need to do to discharge the fiduciary responsibility, looking after the interest of all the constituents. Issues being raised are issues that we had expected, and the issues that people are trying to place on this were ones we are working through. And we do not think we are going to have onerous conditions put on this transaction.

I think the good news, when -- I’ve walked through the timeline. Essentially by the end of January, you will have very good visibility into the conditionality on this transaction. Because either there will be settlement agreements that have been filed in those hearings, which are public. For instance, the Oregon settlement agreement that we have with all the intervening parties was filed with the commission last week and was public on the Oregon PUC website yesterday. You can see the conditionality on Oregon.

And you will be able to see it on the other states over the next couple of months. So well in advance of closing and in advance of the financing that we are going to do, you’re going to be able to see the conditions, and I think we will be able to talk very positively about them and how they should not be of a concern of various stakeholders.

So the process is moving forward well. We feel comfortable with the direction we are going, and all the parties are acting in their best interest, as they should be, while we are working through all the issues.

It is important to note that one of the key conceptual frameworks for us in this regulatory approval process is operational and financial flexibility, so making sure that we’ve got all the right flexibility in and around how we run this business to be able to run it in a very competitive environment. And this is a very key concept that we are trying to manage.

Rationale for this, it is rural. I talked about the fact that we are 13 homes per square mile. This is 37 homes per square mile. The transaction we did with Commonwealth Telephone was almost 100 -- a little bit over 100 homes per square miles. So this is much more rural than even the Commonwealth transaction.

The properties’ demographics look very much like ours. Median age is similar to what we have. Very high home ownership. There is a very good opportunity for revenue growth here, again, I’ll cover in a second. Leveraging our back office, our systems and to be able to get cost savings out is certainly quite key. It is free cash flow accretive in year two, and does improve our payout ratio as the dividend is decreased and we’ve got more free cash flow per share being generated.

When we announced this transaction, there was a lot of concerns about how this transaction is different than the other ILEC sales that Verizon has done. We’ve spent a lot of time over the past number of months letting people know about the differences, that we’ve got a different management team; it’s a bigger company. We are delevering; we are not levering up.

But the most important aspect of this one is the top one here on the chart about systems conversion experience. We’ve done a number of system conversions over the number of years. We do them very well, very effectively; we’ve got a good management team and a good employee base that approaches this very professionally, very solidly. We know how to do it.

But it is also (inaudible) -- make sure you understand that we’ve structured this transaction with Verizon in a way that takes a lot of risk out on systems conversion. There are 14 states we are acquiring. West Virginia is the only state that needs to have systems conversions done by closing. So we are working very hard on getting all those systems conversions, both operating systems and billing systems, financial systems, HR systems, all of that done by closing.

And going through that process, getting data extracts, working through our process, looking at the gaps, automating the gaps, doing more data extraction, just following the process. Looking at the training we need to do for employees, staffing up in advance of closing to make sure we have enough employees to deal with any backlog that may occur, and so spending a lot of time in West Virginia.

The other 13 states presently run on a set of GTE systems with three other GTE states that Verizon is going to be retaining. And Verizon essentially right now is setting up those systems and putting those systems in a different environment for the 13 states, running at the same software, same features, same releases, so that as it happens over the next couple of months, well in advance of closing, all the employees in these 13 states, call center or technicians, what they’ve been doing yesterday is the same thing they will do tomorrow. The way they look at the screen, how they take an order, how they process an order, how they deal with a trouble ticket.

And Verizon will then put that into a data center. It will be a data center that we will manage and own, if you would. And again, no impact for the employees, because the employees are using the same system, the same process. That will minimize the impact to customers post-close. So there is no real impact on customers. They are taking the same existing systems and just duplicating them and letting them run on these states in the same set of systems.

We will be paying a fee to Verizon to maintain those systems for us, as we look to migrate those systems onto our platform over a number of years. So essentially, it is outsourcing the maintenance of the software, if you would, until we get all the conversions done.

That is a very big difference from other transactions. It takes a lot of the risk out on systems conversions. We can do it on our timeframe. We can do it in the way we want to get it done. We don’t have a force to get it done by a certain date. I think we’ve done it in a very logical way and do it in the way we’ve done it very well in the past. It takes a lot of the risk out from anyone looking at this transaction.

This page gives us a Company snapshot. The first slide, I showed you what Frontier looks like today. We are in red. You can see the blue is the company -- properties we are picking up. You can see the revenue is over $6 billion, EBITDA over $3 billion. You can see that West Virginia and Indiana are going to be the largest states in our business.

And this next page lays out the states where we operate and then where the overlap is with the Verizon properties. The key here is to note that we are in just about all the same states we are acquiring. That’s important from the regulatory approval process because you already have a track record there in terms of how you deliver service.

In the states of Washington, North Carolina and South Carolina, where we do have not have a presence, two of those states require regulatory approval. South Carolina is already completed and done, and Washington is another. So it gives you a good perspective of where we are, where we are going to be, and where the emphasis is going to be. But it does give us an opportunity to be able to demonstrate to all interested parties in those states where regulatory approval is necessary that we already operate in that state.

And in most of those cases, we’ve got extremely good service. And in others, you can see by other activities we’ve done, we’ve done a number of things to improve our service over the years. We have a very good service record and very few PSC complaints in all of the states we are operating in.

This slide is using 2008 data. It just compares us to our peers. It is not updated for a lot of other transactions that have been announced in the past number of months, but gives you a perspective of where it puts us relative to our peers.

I talked earlier about revenue and cost savings opportunities. There is very good revenue opportunities here on the access lines and on broadband. And there is a number of cost savings opportunities as we combine back office systems and activities and processes.

The revenue opportunity is best displayed when looking at their results versus ours. This is 2008 data. It shows on the access line losses for these properties, 10.2%. As of 9/30, their access line losses are 11.5%. Ours is down to 6.5%. We believe that our ability to go to market and implement our local market strategy that I talked about earlier will have a very positive impact on line losses, as well as increase in the capital investments, increase the broadband availability.

As you see in the middle slide -- middle chart on the slide -- 62.5%, driving that north will enable us to increase high-speed penetration, LD penetration and video penetration. In all of those, we will be able to make very significant inroads.

I don’t believe that we will be able to reach some of the numbers we’ve been able to accomplish. I don’t think we are going to drive their access line losses down to 6.5%. I think that would be wishful thinking. But we do believe we will be able to move them 200 to 300 basis points. And with all these metrics, we’ll be able to make a very positive move forward by increasing revenues, increasing ARPU, improving retention and churn numbers.

So what can you expect from us? Focusing on the customer, continual focus on customer revenue, innovative marketing and promotions. Competitively fit is Maggie’s term. We are very lean. We do things by the 80% rule. We try promotions. If they work, we will then perfect them. If they don’t work, we will pull them back. We really try to be aggressive in the marketplace.

Very focused on our expense structure, our cost per gross add and EBITDA margins. And the Verizon transaction on a pro forma basis delevers us. We’re virtually cash flow accretive. And a very strong platform for growth going on in the future.

So with that, I will pause. I’ve covered an awful lot of material. I will pause for questions, Batya, from you or the audience. And David, obviously with me as well, can answer.

Q U E S T I O N S  A N D  A N S W E R S

Batya Levi - UBS - Analyst

I’ll start with a couple and then open up for the audience. The 8-K that was filed by the SpinCo recently showed that Verizon’s margins have been improving nicely, actually, since the beginning of the year. Can you give us a sense of what the driver of that was? Did they lower marketing costs and that sort of drove the margins higher?

Or does that even sort of matter going forward? Or are you sort of -- since it is going to be an allocation of [costs], should we think about that you’re getting basically a 45% margin business from them?

Don Shassian - Frontier Communications Corporation - EVP, CFO

Batya, first of all, is referring to an 8-K that Verizon filed last Tuesday that displays the three-month and nine-months P&L for SpinCo. And it showed the revenues were a slight decline from Q2 EBITDA, very slight decline from Q2 EBITDA margins of 45.6%. My first comment is that the financial results are very much in line with what our expectations were, both on revenue and EBITDA and even on CapEx.

The continual delivery of 45% margins, while there is some direct costs in there and there are some allocated costs, they -- I think you do need to look at that as the best barometer of the results and activities we are going to be achieving.

They have been getting cost out. As you know, they have been, throughout Verizon, reducing some of their workforce and workforce plans to reduce throughout the Verizon ILEC footprint. That has been happening both outside of these 13, 14 states and some into these 14 states. So there have been people that have been leaving, opting into some of that early retirement offers they’ve had out there. And there’s a lot of other activities they have going on.

So we’ve been using that as the benchmark, those results, and we’ve also been getting information from Verizon as they’ve been identifying the headcount that has been coming across, and looking at that headcount by function as to what we had anticipated. Those numbers are not final. The headcount isn’t final. It continues to change as they keep refining SpinCo.

But we keep doing a balancing and looking at the headcount that is coming across as we see it, so the cost that we expected to be coming across in wages, by function, and see how that correlation looks, and we still feel comfortable that they are going to be delivering a business that is going to be in that 45% margin range, based on what we have been seeing, the work being done.

Batya Levi - UBS - Analyst

And you also recently mentioned that you’re going to pay about $94 million to Verizon to manage the systems. Is that going to be one lump sum payment, or is that going to be through the length of the outsourcing relationship?

Don Shassian - Frontier Communications Corporation - EVP, CFO

The $94 million is an annual payment. It is an outsourcing, is the best way, I think, to explain it for them to maintain the system code for us of those 13 states. We are still working through the agreement with them about how that is going to work, but as we come off of those systems, that fee is going to come down. So eventually, when we get it fully migrated onto our platform of systems, that $94 million payment will absolutely go away.

Batya Levi - UBS - Analyst

How long do you expect to keep that outsourcing relationship?

Don Shassian - Frontier Communications Corporation - EVP, CFO

I can’t talk about how long the $94 million and how it’s going to come down, Batya. But we think that we’ll be able to migrate onto all of our systems one platform of systems by the end of 2012.

Batya Levi - UBS - Analyst

Okay. And in terms of free cash flow accretion, you expect this to be accretive in year two. Is that mostly a function of your expected synergies to be more back-end loaded, some conditions that you’ve agreed upon not to lower headcount in the first 18 months? Or is it -- has that been changed because of this new outsourcing relationship?

Don Shassian - Frontier Communications Corporation - EVP, CFO

Pushing the statement of free cash flow accretion off of year one into year two is because of a number of activities and initiatives we’ve got to put any place in your one, both from -- on the revenue standpoint, on the cost side, on the CapEx side, and getting all that done and in place -- we don’t think we will be able to get the kicker on that to be able to show a free cash flow until year two.

So it’s really some of the investments. So a number of initiatives we are looking to do; a lot of the marketing in the 13 states, and in the West Virginia as the 14th state; training some of the new employees we’ve got to get up to speed on our systems; training new employees on how we do promotions and incentives, if they are still on old systems; CapEx investments we need to make into these properties to increase the broadband availability from 62.5% up, which we are going to want to do over a number of years to get accomplished. All of those factors sort of are pushing that accretion out to year two.

Batya Levi - UBS - Analyst

Okay. Any questions from the audience? Meanwhile, maybe I could just follow up on Verizon’s access lines. As you mentioned that they sort of deteriorated to 11.5%, that was mostly because cable seeing it as an opportunity and increasing the marketing efforts in the third quarter. Have you seen any slowdown in that?

I think you’ve mentioned that Verizon has picked up some marketing costs to sort of slow down that access the line losses. But has there been anything different in the marketplace, either from Verizon’s side or from cable activity?

Don Shassian - Frontier Communications Corporation - EVP, CFO

First of all, the absolute number of access lines at the end of September, the data numbers as of the end of September and the video numbers as of the end of September, were pretty much in line with what we were expecting. There was a softening in Q3 sequentially to Q2. And as we’ve looked at it and understood -- and looked at it and peeled it back, there appear to be three markets that have been some of the negative impact.

One is Indiana, where they’ve got some very good broadband buildout with FiOS, which they’ve been marketing for a number of years. And I think their penetration levels in Indiana are really very, very, very good. And I think they are running out of runway, is my term for that. So when you look at the net adds in that state is not as robust. It is still net adds, but not as robust.

In Oregon and Washington, to your comment, Batya, about competition, I believe they have been seeing increased competition from Comcast in Oregon and Washington in the FiOS properties again, where Comcast has been very aggressive, pointing out to customers that Verizon is leaving, Verizon is for sale, they are leaving the territory, come back to Comcast.

And what Verizon has been doing and we are trying to make sure they do is that they continue to do normal course, that they continue to spend both resources and marketing dollars in marketing areas consistent with what they’ve done in the past. We can’t force them to come up with a new promotion. We can’t force them to come up with new incentives. We can’t force them to change the marketing program. We really want to make sure they are just spending the same effort in dollars and go after that. I think it’s been difficult and challenging to compete against a Comcast advertising campaign like that.

And likewise, we can’t compete and advertise in those markets yet, because we don’t have regulatory approval. It would be disingenuous for us to go into those states and start advertising about here is what we are -- here is who we are, and here is what we are going to do, when we don’t have regulatory approval. That is poking a regulator in the chest, which is not an appropriate thing to do as you go through this process. You can’t assume you’re going to get something.

So you’ve got to really sit back on your heels, you’ve got to hope that Verizon does the very best to fight that off, and we’ll hopefully get through the regulatory approval process and get this closed as quickly as possible.

Those are the markets that I’ve been able to see where there has been some change to the competitive environment, those two markets specifically.

Batya Levi - UBS - Analyst

Okay. You mentioned that Oregon came out with some conditions to approve the deal. Can you give us a sense of what they are?

Don Shassian - Frontier Communications Corporation - EVP, CFO

Batya, I did not bring the settlement agreement with me. It is on their PUC website yesterday. But I think you will see that items are focused on quality of service, reporting metrics around quality of service. It is around agreeing that if you do any rate regulated filings in the future, you’re not going to have certain integration and deal costs to be a part of that.

There is some commitments on broadband deployment that we’ve made that are certainly within the realm of reasonableness that we felt was appropriate and we feel comfortable with doing.

It is really around -- (inaudible) there’s a number of them, but those are the ones off the top of my head. But as you look at them, none of them are onerous, none of them could cause us to change our forecasted CapEx spending that we need to do. It is within what we thought we would need to do. It is the right thing to do. We will be building out broadband. We feel comfortable with the direction it was.

Batya Levi - UBS - Analyst

Is there anything in there that would change your synergy targets for that state specifically in terms of headcount, not being able to reduce headcount?

Don Shassian - Frontier Communications Corporation - EVP, CFO

No, no. There is no issues. Again, operational and financial flexibility is a framework that we are using on all of these, and trying to make sure we maintain that operational and financial flexibility, both with how we want to run the business, how we want to manage the business, how we want to move cash from subsidiaries up. All those type of activities to be able to manage the business are very critical. How we want to spend, where we want to spend it, that kind of flexibility is paramount as we go into these type of discussions and hearings with the commissions.

Batya Levi - UBS - Analyst

When you look at the SpinCo’s financials it appears that CapEx actually went up for these assets from ‘08 to ‘09 pretty substantially. Do you have a sense of what was the driver behind that? Did they push fiber further, or was it more broadband reach?

Don Shassian - Frontier Communications Corporation - EVP, CFO

I’m going to pause, and I’m not sure if I thought that they went up. They are keeping at a level that there is BAU spend -- Business as Usual spending that is about 9%, maybe 9.5% of revenue. And then there is some FiOS spending on top of that.

There has been a little bit of increased spending one quarter versus the next. I believe it is due to FiOS, but I don’t think there is anything more color that I can give you than that.

Batya Levi - UBS - Analyst

Okay. There is one question in the audience. There is a mic right behind you.

Unidentified Audience Member

(Inaudible question - microphone inaccessible) do you see that process continuing? And does the SpinCo deal preclude you from becoming an acquirer or an acquiree, for that matter?

Don Shassian - Frontier Communications Corporation - EVP, CFO

The question, first part of that, was the fact that there has been a number of other transactions announced in this space the past number of months. Our view in this industry is about scale and scope. You’ve got an industry that does -- revenue is not growing by leaps and bounds; you are fighting for it.

You are trying to minimize any losses. You’re looking for cost savings, you’re looking for new products to invest in, to sort of push the revenue and continue to grow that and manage your cash very tightly. Therefore, consolidation is inevitable to happen. And we’ve all been looking at that. We’ve been very focused on that. This transaction is an integral part of that for us.

I do believe you’re going to see consolidation continue. I can’t comment about the other transactions that have been announced, but I think companies are pursuing them because they want to gain scale and scope as well. I think consolidation is going to continue. I think it is going to just continue to play out. Ed Whitacre, the old SBC, started it by buying Pacific Telesis in 1996, I believe it was, and it just continued to play out. I think it will play that way.

Our role, right now we are very focused on this transaction. First of all, we have a restriction on transactions that we can do. This is a Reverse Morris Trust transaction, and therefore there is about a two-year window from closing that we really cannot do a sizable transaction that would take Verizon shareholders below 50%. So a large transaction absolutely could not be done; otherwise, we would be liable for the tax that Verizon is -- be able to defer here.

Therefore, we could do smaller transactions. But I do think on a realistic basis, we’ve got to have our head down and deliver on this transaction. We’ve got a lot of work to do to move the revenues, to engage the employees. We’ve got a lot of employees we are going to get. We’ve got to manage them, get them really focused on the customer, maybe a little bit different than they have in the past, help us in the selling techniques we use and deliver our free cash flow accretion.

When we come out of this and it’s done and our leverage is 2.5 and free cash flow is where we want it to be, we’re in a good position to look at any other consolidation opportunities. Whether we do them, I don’t know. I don’t feel like we have to do them, but there’s things out there that make some sense. We certainly will participate.

I think the other question you asked is during this interim, could we really be acquired. And I think that is more of a legal question. I think it is difficult because of Reverse Morris Trust transaction, because the Verizon shareholders have to retain 50%. So I think that would inhibit someone from trying to do something. And I think it would be pretty risky to do in the middle of regulatory approvals not closed, and then someone tried to come in over it. I think that, from a realistic standpoint, feels like it is impossible. So I think that is pretty remote.

After we close, if someone wants to come at us and it makes sense for shareholders, as my boss has always said, we are hired guns for shareholders; we will do what’s right for shareholders. But we think we manage this business very well. We think this transaction is in our all of our stakeholders’ best interests, and we think we will continue to deliver on the expectations.

We are saying what we are going to do and we are going to do what we say and that is what we are always try to do.

Unidentified Audience Member

(Inaudible question - microphone inaccessible) after the spin is done?

Don Shassian - Frontier Communications Corporation - EVP, CFO

The first part of that question was are the SpinCo employees unionized, and will they continue to be unionized afterwards.

Yes, there’s a very large proportion of the employee base, fuel technicians, call center employees, specifically, that are unionized, CWA/IBEW. We are honoring all union contracts. So as they exist and they come over, whenever they are coming up for renegotiation, we will deal with that renegotiation, whether it’s in 2010, 2011, 2012.

We have made a commitment to Verizon in the merger agreement that we will not terminate any fuel technicians for 18 months, so -- regardless. So which is -- that was sort of a blanket condition; we want to make sure those employees feel comfortable and are safe. We want them to continue to deliver service.

And so the answer is yes -- unionized, yes, and we will honor those going forward, yes, which we are today. We are a union -- our outside workforce in most of our properties is unionized as well.

Batya Levi - UBS - Analyst

Just a follow-up on the M&A question. Where do you want your balance sheet to be when you do even smaller deals? Like do you have to have your leverage lower than 2.5 times? Do you have to be an investment grade company?

Don Shassian - Frontier Communications Corporation - EVP, CFO

From our target, we would like to have a leverage that is 2.5 times or lower. We believe that at that level, all of the credit statistics will be investment grade, and that we believe once we deliver results for a number of quarters, we believe and hope that the rating agencies will therefore move us to investment grade.

I am being careful with my words, though, to be able to say that is the level we want to be at. If for some reason the rating agencies take a different view of this industry and they change the hurdle rate for investment grade, so that our leverage has to be significantly lower than that, we are not interested in driving our leverage even lower to be investment grade.

So we are focusing on a balance sheet position that we think is the right position to be in. We believe that should be investment grade, and hopefully that would be the case. But if the hurdles change, we are not looking to chase that down to be investment grade. Does that help?

Batya Levi - UBS - Analyst

Okay, yes. Thanks. Any other questions?

Maybe one on your core business. You have a pretty attractive triple play offer going into the holiday season. Can you give us an early read on how that has been doing in the marketplace?

And on the flip side, has there been any change in cable activity or maybe more competition from these unlimited wireless plays?

Don Shassian - Frontier Communications Corporation - EVP, CFO

We have a promotion we have in the fourth quarter. It is not an aspirational gift. It is a lower price point for a certain period of time. I can’t give you any color on the performance of that promotion.

But I will say when you compare it to third quarter, our third quarter, we did not have a lot of promotions and incentives in the marketplace, and our net adds and the like were at a certain level. I do feel comfortable in stating that the promotion we have in the marketplace in the fourth quarter will enable our net adds to be better than they were in third quarter. So fourth quarter’s net adds will be better. But it is not an aspirational gift campaign that will have a level of net adds we’ve seen some other times we’ve been going through.

On the competitive aspect, on the residential side, I don’t think we are seeing any more significant changes. Our price competition has been rational. And for the most part, it has been pretty standard. We are not seeing any increased VoIP competition rollouts at all.

On the business side, as I mentioned in our third-quarter earnings call, third quarter was the first quarter that we did see cable competition in the small businesses segment. I know they’ve been talking about getting into the small-business segment pretty hard. We just have never been seeing it in our properties. We did see it in a number of our properties in the third quarter, primarily coming from Time Warner and Comcast. Prices are pretty comparable to ours, but they are putting more feet on the street and activities that are going on.

So on the business side, we’ve seen that kind of a change. On the residential side, it has been the same. But I should go back -- on the residential side, well, the only other difference is that we have seen cable companies spending more on advertising. So pricing and promotions have been same old, same old, nothing aggressive there. But they have been spending a lot more on advertising; at least we saw that in the third quarter that I can comment on.

Batya Levi - UBS - Analyst

And on the regulatory front, do you have any early reads on what we should expect in terms of USF or access reform, especially from -- I think the first sort of clues we are going to get from them is going to be the broadband report that they will provide to the Congress in February. CenturyLink spoke yesterday and they suggested that on the USF side there might be some offsets from maybe higher broadband revenues or higher CLECs. What is your sense for it?

Don Shassian - Frontier Communications Corporation - EVP, CFO

I don’t know where this is going to play out. There is a broadband report coming out that I will finally have the facts of where broadband is available and what speeds around the country. So it will really be able to see which parts, which companies are not delivering and where some changes need to happen.

I believe that a notice of proposed rulemaking may come out after that, whether it is second quarter or third quarter. If something comes out, we think it will probably be a combination of intercarrier comp reform that is blended in with changes on VoIP traffic; paying for terminating access; rules around phantom traffic; an alternative recovery mechanism built in if any interstate access rates come down.

Bigger pool being created for USF that will fund a broadband deployment, but I think it is going to fund deployment at the upper end, not for properties where you are below a certain availability. It’s got to be how do you get it from we’re at 91% -- it would help us go from 91% to 100%, but it [shouldn’t help] somebody get to 80% or 85%, maybe as an example.

All those seem to be in the mix; I think [this means] something pulled together.

I think the challenge that is going to happen is getting that pulled together and in a way that is going to be saleable, and that from an administration standpoint, helps the economy and delivers jobs. And I’m not sure all that will. So I think there is a challenge there they’ve got to work with.

The FCC -- what is very good is that they are being transparent, being very open, they are reaching out to the industry. The industry is sharing a lot of information and proposals with them. And I think they have been very conscious in following due process, which is good to see. We will sort of play that one out.

Batya Levi - UBS - Analyst

Okay. Any other questions?

Don Shassian - Frontier Communications Corporation - EVP, CFO

The other -- Batya, one item I guess I would like to maybe talk about is the financing we’ve got coming up that we are thinking about. Maybe David, you want to talk about the financing we are looking at -- try to think about for this transaction?

David Whitehouse - Frontier Communications Corporation - SVP, Treasurer

Sure. As we spoke about on our Q1 -- or our most recent quarterly report, we are certainly looking at financing as critical to getting the deal done and trying to de-risk that as much as possible. The high-yield financing markets have been very constructive over the last three to four months, as evidenced by our most recent standalone financing that was done in September.

Just to compare and contrast, when we went into the market in April for $600 million, we paid it all in coupons -- all in yield of 10 3/8. And for a five-year deal, when we came back in September, we did the same $600 million for 8 3/8. It was a nine-year tenor. And the book of demand for that was -- we start -- took a deal out for $450 million and had $1.5 billion plus demand for that transaction.

So certainly, the technicals for the high-yield market look very good at the moment, and we are optimistic that they will hold out through Q1 of next year. The theory would be that -- remember, the entity that is actually doing the financing is not Frontier, although our management team will drive the bus. We are working with our colleagues over at Verizon on monitoring the markets and the structures that we have available to us.

But because it is an entity that is in essence just a shell at this point, with no assets until the merger completes, it would likely take the form of an escrow structure, where we would fund into the high-yield market; the proceeds would be held in escrow. We would bear the cost of that coupon until closing. But we think if markets are as they are today, that that would be prudent on our part to take some of that risk off the table.

And we feel very good about it, again, highlighting that we envision that all being done on a senior unsecured basis that is really just a fundamental philosophy we have about our capital structure. As we morph towards an investment-grade issuer, we felt encumbering our balance sheet with secured debt of any sort, although it would be a cheaper alternative, is not somewhere where we wanted to go.

We historically have never tapped the high-yield markets or any of the leveraged markets on a secured basis. We have virtually no secure debt, and we feel that is a good position to be in. That is financing we could always tap, if pressed.

So we are -- as I said, we will monitor the markets. We are going to put ourselves in a position so that we are ready to go, if we as a management team look at the process as a whole, look at all the conditions necessary to close, and if we think that we have a reasonable line of sight to that closing date that lines up with a logical escrow period for that financing, we would look to take some of that funding off the table.

Don Shassian - Frontier Communications Corporation - EVP, CFO

And obviously with Verizon’s concurrence. It is -- SpinCo is a Verizon subsidiary --. So I wanted David to cover that, because it is something -- obviously it is a very key part of our transaction timeline. And if we are able to do something in Q1, we would certainly like to do that.

A few things have to fall in place, but we are very anxious to be able to take some of it off the table well in advance of closing, if we can. It needs Verizon’s approval and working with Verizon. But if the regulatory approval process moves on the path it is going and we can give insight to all stakeholders of all the conditionality that exists, and we’ve got even more confirmed conviction of when closing is going to be, that makes it a lot more certain maybe we could do something. So it is just an FYI for you.

David Whitehouse - Frontier Communications Corporation - SVP, Treasurer

And obviously, as we look at where we are today versus where we were in May of last year and the state of the high-yield market, that’s an extremely positive development on our part, and we feel very good about that.

And so, the rate that we think we will ultimately fund at remains to be determined, but we are very comfortable it will be done inside the levels that we had anticipated in all the models that we had run.

Batya Levi - UBS - Analyst

Do you still plan to do it in -- not necessarily in one chunk, but maybe in two parts or --?

David Whitehouse - Frontier Communications Corporation - SVP, Treasurer

I think -- again, it remains to be seen. I think some of that will be driven by the markets themselves and how attractive they are. And certainly, I think there is likely to be a price break above certain thresholds. I don’t think we feel we need to take all of it off the table. The goal is essentially to demonstrate to all our stakeholders that the financing is not going to be an issue.

So it wouldn’t -- no, it is going to be a material amount that indicates a significant derisking of the financing element. But I don’t think we feel compelled to take all of it off the table. But we will cross that bridge when we come to it.

Batya Levi - UBS - Analyst

Okay. Thank you. Any other questions? One here.

Unidentified Audience Member

Could you just talk about your strategy for television? Are you going to be rolling out more FiOS? Because you currently have an agreement with the DISH, so I’m just kind of curious where your strategy is for television going forward. Is it going to be a blend, dependent on the market, or is it going to be FiOS-based?

Don Shassian - Frontier Communications Corporation - EVP, CFO

We offer Dish EchoStar in our existing business usual properties. The 14 states that we are acquiring, Verizon offers DIRECTV. And then they have FiOS being offered in three states -- or portions of three states.

At closing, we will be offering -- continue to offer DISH in our properties. We will probably be offering DISH in West Virginia, because the West Virginia systems will be on our systems, and we already have a platform to be able to sell the DISH platform. So that will go at closing.

The 13 states will continue to sell DIRECTV out of the gate. Over time, we have to make a decision between those two DBS providers. As we drive [on] to one set of systems, it would be very difficult to ask a call-center rep to be able to sell and promote and service two different DBS products, because the call center, eventually, will not just be servicing its own state; it’s more of a universal queue, multiple states. So over time, we are going to need to drive ourselves to one DBS provider.

On the FiOS side, we are [standing] up FiOS. We are looking forward to running those properties and learning from those properties, understand the economics of those properties, and understanding, based on those economics and running them, can it be deployed in any other properties we have around the country where we can still make money out of that. If we can make that case, then maybe we will expand that.

We have no plans to do so. I am skeptical about being able to roll this out elsewhere, because we’ve been looking at this -- to do this for a number of years. We haven’t been able to make the numbers work. But being able to run it, we are going to be able to refine our business case. There is going to be some costs that we previously had felt we would have to build ourselves that we’re essentially having to do here. And so it may change some economics.

But there is no plans right now to expand it. We are going to have to learn and see if it makes some economic sense to roll out further. But for now, we will be committed to these properties, run it, get the penetration levels as high as we can, the retention as strong as possible, and learn (technical difficulty) capabilities from this.

We are getting a lot of employees, Verizon employees, that are running these markets, our FiOS markets today, which is great. We are supplementing that with some other folks who have to set some things up. So it’s going to be a little of a learning curve for us. But we are very excited about it, want to learn from it. But no promises and commitments going forward, because we really need to figure out the economics. Because we haven’t been able to make the economics work in the past, so it is sort of like, show me the money. We’ve got to prove it first. Okay?

Batya Levi - UBS - Analyst

Okay. I think we are going to end it there. Thank you so much.

Don Shassian - Frontier Communications Corporation - EVP, CFO

Thank you.

David Whitehouse - Frontier Communications Corporation - SVP, Treasurer

Thank you.

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.